

Mail Stop 4720

May 20, 2010

By U.S. Mail and Facsimile to: (918) 588-6853

Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re: BOK Financial Corporation**
> **Form 10-K Filed February 26, 2010**
> **Form 10-Q Filed April 30, 2010**
> **File No. 000-19341**

Dear Mr. Nell:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Loan Loss Experience, pages 48-49

1.   Please revise your future filings to disclose the following information related to your troubled debt restructurings:

- TDRs or renegotiated loans quantified by loan type classified separately as accrual/non-accrual;

- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Allowance for Loan Losses, pages 49-50

2.   We note the continued increase in the level of both impaired loans and in the level of problem loans. Given that the company utilizes essentially the same methodology in the determination of whether a loan is impaired or should be placed on nonaccrual status, please explain to us and revise your disclosures in future filings to address how the company determines the fair value of the underlying collateral supporting the individual loans (e.g. real property, mineral rights, inventory, etc.). In addition, as it relates to your use of third party appraisals, please address and disclose the following:

- How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
- Whether you make any adjustments to the appraisals and why;
- Type of appraisals, such as "retail value" or "as is value";
- How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

- Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
- How you determine the amount to charge-off; and
- In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

Provide us with your proposed disclosures.

3.   We note your statement that the general reserves for unimpaired loans are based on migration models. You disclose that an eight-quarter aggregate accumulation of net losses is used as a basis for the migration factors and that greater emphasis is placed on losses incurred in more recent periods. In light of the current economic environment, it appears that the use of an eight-quarter aggregate accumulation of net losses may be excessive. Provide us with additional information to support your use of an eight-quarter period and, in addition, clarifying what is meant by the "greater emphasis is placed on losses in more recent periods" disclosure. Address your specific policy for each loan type for which general reserves are determined.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note (1) Significant Accounting Policies

Real Estate and Other Repossessed Assets, page 75

4.   We note the significant increase in the level of OREO which occurred during fiscal 2009 (i.e. from $29 million to $129 million). We also note the statement that fair values are generally evaluated annually, or more frequently for certain asset types or assets located in certain distressed markets. In addition, you state that additional costs incurred to complete real estate and other repossessed assets may increase the carrying value, up to current fair value. Please explain to us and expand your disclosures in future filings to address in greater detail the explicit nature and meaning of these disclosures. Further, so that we may have a better understanding of how you determine the fair value of OREO on an ongoing basis, your response and future filings should address the company's appraisal policies as it relates to assets classified within this category.

Note (18) Fair Values of Financial Instruments Measured on a Non-recurring basis, page 114

5.   The staff notes that the fair value of impaired loans is based on level 2 inputs. Since the fair value adjustments for the year ended December 31, 2009 are significant to the fair value measurement in its entirety this appears to render the measurement a Level 3 measurement. Please tell us why appraisals of the actual properties, a level 3 measurement are not used.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Chris Harley at 202-551-3695, or to Marc Thomas at 202-551-3452. Please direct any other questions to me at 202-551-3872.

Sincerely,

Hugh West
Accounting Branch Chief